FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

26 October 2009

HSBC SELLS CUSTODY AND FUND ADMINISTRATION OPERATIONS OF ITS FRENCH MUTUAL FUNDS

HSBC France has agreed to sell its mutual funds custody operations and the fund administration operations of its subsidiary HSS France SA to CACEIS SA. As at 31 December 2008 these operations had assets under custody of €39 billion and assets under administration of €56 billion respectively, approximately two-thirds of which relate to HSBC France asset management funds. The operations to be sold had a gross asset value of € 5.1 million at 31 December 2008.

The transaction is subject to regulatory approvals and is expected to complete in the fourth quarter of 2009.

Media enquiries to Brendan McNamara on +44 (0) 7991 0655 or at brendan.mcnamara@hsbc.com

Notes to editors:

1. CACEIS SA

CACEIS is the asset servicing banking group of Crédit Agricole dedicated to institutional and corporate clients. Through offices across Europe, North America and Asia, CACEIS offers a comprehensive range of high quality products and services covering depositary and custodial services, fund administration and issuer services. With assets under custody of €2,220 billion and assets under administration of €1,030 billion, CACEIS is one of the world market leaders in asset servicing and the largest depositary bank and the premier fund administrator in Europe (figures to 30 September 2009).

2. HSBC France

HSBC France, previously CCF, which was founded in 1894, joined the HSBC Group in 2000 and adopted the HSBC France brand in November 2005. HSBC France is headquartered in Paris. Serving customers from around 430 offices across France and more than 11,600 employees, HSBC France is a universal bank serving both personal and business customers.

3. The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 26 October 2009